Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

NLCG Distributors, LLC

June 30, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68781

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING July 1, 2022 (MM/DD/YY) AND ENDING June 30, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NLCG Distributors, LLC, PacCurrent Group

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

909 A Street, Suite 810
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Griswold	206-799-5381	dgriswold@paccurrent.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLP
(Name – if individual, state last, first, and middle name)

999Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Griswold, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NLCG Distributors, LLC, PacCurrent Group, as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MALIA K KAUHANE
Commission #20108550
NOTARY PUBLIC
Exp. 06/18/2024
STATE OF WASHINGTON

Notary Public

Signature:

Title:
General Counsel, CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Managing Member
NLCG Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NLCG Distributors, LLC (the "Company") as of June 30, 2023, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
August 18, 2023

We have served as the Company's auditor since 2012.

NLCG DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED June 30, 2023

ASSETS

Cash	$547,484
Accounts receivable, net	$989,880
Lease right of use asset, net	$307,454
Fixed assets, net	$169,721
Security deposit	$14,345
Prepaid expenses	$39,074
	$2,067,958

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$141,107
Lease liability	$426,838
Due to Managing Member	$127,523
	$695,468
Member's equity	$1,372,490
	$2,067,958

Note 1 - Organization and Nature of Business

NLCG Distributors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Delaware. The Company is a distribution company that enters into agreements with asset management companies to provide marketing services and support. The Company holds no customer securities.

Northern Lights Capital Group, LLC (the Managing Member) owns 100% of the member equity interest in the Company.

The Company has sustained operating losses in the current year and prior years. The Company has been able to maintain adequate liquidity through the injection of capital from its Managing Member. As of June 30, 2023, the Company had cash of $547,484 and liabilities of $695,468. Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The Company is dependent upon the Managing Member to provide the necessary contributions to cover operational expenses as well as maintain minimum net capital requirements. The Managing Member continues to rely on the Company as a strategic part of its operation, and as such has committed financial support. Management believes that this support will enable the Company to continue as a going concern though one year from when financial statements were available to be issued. However, there is no guarantee that the Managing Member will continue to financially support the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Significant estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company places its cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Accounts Receivable - Accounts receivable consists of selling and distribution fees and retainer fees earned but not yet received. They are stated at the amount that management expects to collect and are not collateralized. Accounts receivable totaled $989,880 and $1,716,675 as of June 30, 2023, and 2022, respectively.

The Company accounts for current expected credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. FASB Accounting Standards Codification ("ASC") 326-20 requires the Company to current expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the current expected credit losses as a provision for credit losses. For financial assets measured at an amortized cost basis the provision for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. As of June 30, 2023, there was no provision for credit losses recorded on the balance sheet and the Company wrote off $244,328 provision for credit losses during the period.

Leases
During the fiscal year ended June 30, 2022, the Company has entered into a lease agreement as lessee. The lease is accounted for in accordance with ASC Topic 842, *Leases.*

The Company determines if an arrangement is a lease at inception. For leases with terms longer than 12 months the Company recognized the right of use (ROU) asset and lease liability on the statement of financial position. Leases are classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of activities. The Company does not record leases with an initial term of 12 months or less on the statement of financial position. The Company recognizes lease payments for short-term leases on a straight-line basis over the lease term.

The ROU asset and corresponding lease liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term and the lease liability represents the obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. The operating lease did not provide an implicit rate, and the Company used their incremental borrowing rate based on an estimated 6.20% rate of interest for collateralized borrowing over a similar term of lease payments at commencement date.

Fixed assets
Fixed assets include leasehold improvements. These are depreciated on a straight-line basis over the lesser of the remaining lease term or estimated useful life.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Managing Member as a part of its tax return.

Use of estimates
The Company makes certain estimates in the preparation of these financial statements.

Allowance for credit losses
Under ASC 326-20, the impairment model is based on expected losses rather than incurred losses, in which an entity recognizes its estimate of lifetime expected credit losses as an allowance. The allowance for credit losses represents management's best estimate of losses based upon its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its counter parties and is evaluated on a regular basis and reviewed by management. The allowance is based upon the Company's evaluation of the pertinent factors underlying the levels and trends in losses and delinquencies, current economic conditions, and specific industry conditions. These evaluations are inherently subjective, and it requires management to make numerous assumptions, estimates, and judgments that are susceptible to significant revision as more information become available. While the Company believes it uses the best information available to determine the allowance for credit losses and that the Company's methods adequately address the various components that could potentially result in credit losses, the process includes features that may be susceptible to significant change.

Useful life of leasehold improvements
The Company uses the best information it has at its disposal to estimate the appropriate useful life for leasehold improvements. Typically, this is the lesser of the lease term or the remaining useful life of the asset. Where there is a lease extension that is reasonably certain to be acted upon, the Company will assess the useful life against the lesser of the useful life of the asset or the extended term of the lease.

Leases
Estimates are used within the lease calculation. Some of the key estimates that Company makes in its lease calculations include the discount rate and whether a lease extension is reasonably certain to be exercised.

Subsequent events
The Company assesses subsequent events through the date at which the financial statements are issued. Any material subsequent event will be disclosed within this financial report.

On July 14, 2023, the Managing Member made a $500,000 capital contribution to the Company.

Note 3 - Related Party Transactions

Certain Company expenses are paid by the Managing Member on the Company's behalf, and these expenses are charged against an intercompany accounts payable account. These balances are routinely settled between the related companies on a quarterly basis.

As the Company and Managing Member are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2023, the Company had net capital of $159,470, which was $133,602 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 2.43.

Note 5 - Commitments, Contingencies or Guarantees

The Company has no commitments, contingencies, or guarantees that might result in a loss or future obligation.

Note 6 - Concentration Risk

Two clients are responsible for 100% of the revenue earned for the year ended June 30, 2023, with the same two clients responsible for 100% of the accounts receivable balance as of June 30, 2023. Revenue earned from Proterra Investment Partners, LP represented 53% of the revenue earned for the year ended June 30, 2023, with receivables from Victory Park Capital Advisors, LLC representing 78% of the accounts receivable balance as of June 30, 2023.

Note 7 – Leases

The Company entered into a new operating lease during the year ended June 30, 2022 to help facilitate its operations. The lease is accounted for as an operating lease in accordance with ASC 842. According to the terms of the lease agreement, the initial length of the lease is 64 months but has an option to extend for an additional 60 months. The Company has invested significantly into leasehold improvements and is reasonably certain that the extension will be exercised.

Future minimum lease payments are as follows:

Year ending June 30,

2024	$	59,788
2025		61,284
2026		62,812
2027		64,388
2028		64,920
Thereafter		238,040
Total future lease commitments	$	551,232
Less: present value discount		(124,394)
Operating lease liability	$	426,838
Weighted-average remaining lease (in years):		8.7 years
Weighted-average discount rate:		6.20%
Depreciation of right of use asset	$	35,475
Occupancy expense	$	37,246

Note: The minimum lease payments for 2027, include payments made under the lease extension that is expected to occur.

Note 8 – Fixed Assets

Fixed assets include leasehold improvements. These are depreciated on a straight-line basis over the lesser of the remaining lease term or estimated useful life.

	2023
Leasehold improvements, gross	201,930
Accumulated depreciation	(32,209)
Net balance	169,721
Depreciation expense	19,584